CAPITAL ALLIANCE GROUP INC.

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TSX.V Symbol: CPT

  August 8th, 2007

CIBT Adds Vocational Training Center in Weifang, China

Capital Alliance Group Inc. (TSX.V: CPT) reports that its subsidiary, CIBT School of Business & Technology Corp. (“CIBT”) has signed an academic and joint venture agreement with Weifang Commercial School (“WCS”) to provide Automotive Maintenance, Hotel Management and Accounting programs to complement their existing curricula.  WCS will transfer approximately 2,000 students from their three departments into CIBT’s western based advanced programs starting this coming academic year in September.  Students enrolled in the upcoming school year will begin their courses with WCS and gradually migrate to CIBT’s advanced curricula with English enhancement and job skills training.  Future students wishing to pursue these programs may enroll directly with CIBT’s Vocational Training Center located within Weifang Commercial School.

This new arrangement amends a previous agreement announced on November 14, 2006 regarding the proposed acquisition of Weifang Commercial School.  Both parties have agreed to initiate the business relationship by way of a joint venture, while negotiations for further acquisition efforts continue.

“CIBT will be expanding its presence throughout China by way of establishing CIBT Education Centers, CIBT Technology Centers, and CIBT Vocational Training Centers,” commented Toby Chu President & CEO of Capital Alliance Group and CIBT. “This latest development with Weifang Commercial School furthers our continued expansion into the vocational training sector for the growing Chinese TVET (technical vocational education training) market.”

About Capital Alliance Group & CIBT:

Capital Alliance Group Inc. is an investment and management company, which operates the CIBT School of Business in China.  Since 1994, CIBT has been a leading education provider owning and operating business, technology and vocational schools in Beijing and Weifang, along with a growing number of CIBT Centers in several other major cities in China.  CIBT has academic partnerships with Beijing University of Technology and Weifang University, to deliver western based advanced programs to students and corporations in China.  By cooperating with leading education providers including Western International University, a subsidiary of Apollo Group Inc., WyoTech Technical Institute, a subsidiary of Corinthian Colleges Inc., City University of Bellevue, University of Portsmouth of the United Kingdom, La Trobe University of Australia and other universities from Europe and Asia, CIBT delivers advanced curricula to meet the progressive needs of China’s growing student population.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

WARNING: This news release contains forward-looking information. The reader is cautioned that assumptions used in preparing such information, although considered accurate at the time of preparation, may prove incorrect. The actual results achieved may vary materially from the information provided herein. Consequently, there is no representation by the company that actual results achieved will be the same as those forecast.

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